EXHIBIT 3.3
ARTICLES OF AMENDMENT
OF
NORTHRIM BANCORP, INC.
(File No. 72451-D)
May 14, 2009
     Pursuant to the authority of Alaska Statutes 10.06.502-10.06.514, Northrim Bancorp, Inc. hereby submits the following Articles of Amendment:
     1. The name of the Corporation is NORTHRIM BANCORP, INC.
     2. The Articles of Incorporation were filed with the Department of Community and Economic Development and a Certificate of Incorporation was issued effective March 1, 2001. Amended and Restated Articles of Incorporation were filed and a Certificate of Amendment was issued effective December 12, 2001.
     3. Amendments Adopted:
          (a) Article 5 of the Corporation’s Amended and Restated Articles of Incorporation is amended in its entirety to read as follows:
     Section 5.1. The aggregate number of shares which the Company shall have authority to issue is 12,500,000 shares of stock, consisting of 10,000,000 shares of common stock with a par value of $1.00 each and 2,500,000 shares of preferred stock with a par value of $1.00 each, and the Board of Directors is authorized to fix the number of shares in each series and the designation of each series. The Board of Directors is also authorized, within the limits and restrictions stated in these Articles or stated in a resolution of the Board of Directors originally fixing the number of shares constituting a series, to increase or decrease, but not below the number of shares of the series then outstanding, the number of shares of a series after the issue of shares of that series; provided if the number of shares of a series are decreased, the shares constituting the decrease shall resume the status they had before the adoption of the resolution originally fixing the number of shares of the series.
     Section 5.2. Within the limitations set forth in AS 10.06.305 – 10.06.323, the Board of Directors may determine or alter the rights, preferences, privileges, and restrictions granted to or imposed on a wholly unissued class of shares or a wholly unissued series in any class of shares; provided that all of the shares of a class, or of a series if a class has been divided into series, shall have the same voting, conversion, and redemption rights and other rights, preferences, privileges and restrictions.

     4. The foregoing amendments to the Amended and Restated Articles of Incorporation were duly approved and adopted by the Company’s Board of Directors at a meeting of the Company’s Board of Directors on February 5, 2009 and duly approved and adopted by the Company’s shareholders at an annual meeting of the shareholders held on May 14, 2009. At the time of the approval and adoption of the amendments by the Company’s shareholders, there were 6,332,236 shares of common stock outstanding and entitled to vote on the amendments. The number of shares of common stock voting for the amendments were 4,231,732. The number of shares of common stock voting against the amendments were 632,559.
     DATED this 5th day of June, 2009.

/s/ Marc Langland	/s/ Mary A. Finkle

Marc Langland, President	Mary A. Finkle, Secretary